July 11, 2019

Quintin V. Kneen
Chief Financial Officer
Tidewater Inc.
6002 Rogerdale Road, Suite 600
Houston, Texas 77072

       Re: Tidewater Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-06311
           Filed February 28, 2019

Dear Mr. Kneen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished May 7, 2019

Exhibit 99.1
Unaudited Other Fleet and Financial Data, page 25

1. In reconciling your non-GAAP measure "EBITDA" to the comparable GAAP measure, please note the reconciliation should begin with the GAAP measure for equal or
      greater prominence of the GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-
      K and Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-
      GAAP Financial Measures" for guidance. Additionally, this measure is calculated differently than that described as "EBITDA" in Exchange Act Release No. 47226. Please
      change the description of your measure to more accurately describe what it represents and to avoid characterization as "EBITDA." In this regard, refer to Question
103.01 in the
      cited C&DI for guidance.
2. It appears your computation of "EBITDA" as a liquidity measure excludes several items that required, or will require, cash settlement, or would have required cash settlement
 Quintin V. Kneen
Tidewater Inc.
July 11, 2019
Page 2
         absent an ability to settle in another manner. Such items are cash paid for deferred drydocking costs, working capital (other than cash) changes, merger-related professional services and lease exit costs, and integration-related severance and similar costs. Item
         10(e)(1)(ii)(A) of Regulation S-K prohibits excluding such items from non-GAAP liquidity measures, other than the measures earnings before interest and taxes ("EBIT")
         and earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Please revise your presentation, as appropriate.
Form 10-K for Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 8. Income Taxes, page F-29

3. In regard to the table on page F-34 for the reconciliation of unrecognized tax benefits, please reconcile for us the amount reported in the 2018 Form 10-K for the balance at
         December 31, 2017 (Successor) of $404,571 to the amount for the same line item reported in the 2017 Form 10-K of $22,282 and the basis for your presentation in each year.
4. Please reconcile for us the amount of $374 million of foreign tax credits and other tax attributes at December 31, 2018 disclosed in note (A) to the unrecognized tax benefits table on page F-34 to the amount of foreign tax credits of $13 million as of December 31,
         2018 disclosed in the third paragraph on page F-32.
5. Please reconcile for us the unrecognized tax benefits balance at December 31, 2018 of
         $399,292 reported in the table on page F-34 to the amount of tax liabilities for uncertain tax positions at December 31, 2018 of $43,790 on page F-33.
6. In regard to your unrecognized tax benefits, please provide the disclosures specified in
         ASC 740-10-50-15d and 740-10-50-15Ab.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Lyn Shenk at 202-551-3380 with any other questions.



FirstName LastNameQuintin V. Kneen                             Sincerely,
Comapany NameTidewater Inc.
                                                               Division of
Corporation Finance
July 11, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName